FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

15 December 2004

PREMIER FARNELL PLC

PREMIER FARNELL PLC

(Translation of registrant’s name in English)

Armley Road, Leeds, West Yorkshire LS12 2QQ, England
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

          If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-........

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC
(Registrant)

Date: 15 December 2004	By:	/s/ STEVEN JOHN WEBB

Steven John Webb Group Company Secretary and General Counsel

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company	2.	Name of shareholder having a major interest

	PREMIER FARNELL PLC		THE CAPITAL GROUP COMPANIES, INC. ON BEHALF OF ITS AFFILIATES, INCLUDING CAPITAL INTERNATIONAL INC., CAPITAL INTERNATIONAL S.A, CAPITAL GUARDIAN TRUST COMPANY AND CAPITAL INTERNATIONAL LIMITED

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

			STATE STREET NOMINEES LIMITED	400,900
			CHASE NOMINEES LIMITED	5,580,830
			MIDLAND BANK PLC	334,950
	IN RESPECT OF NON-BENEFICIAL HOLDINGS OF THE SHAREHOLDERS NAMED IN 2 ABOVE.		NORTRUST NOMINEES	2,692,100
			MELLON NOMINEES (UK) LIMITED	61,700
			BANK OF NEW YORK NOMINEES LIMITED	2,873,100
			BANKERS TRUST	216,200
			CITIBANK LONDON	123,988
			MORGAN GUARANTY	250,600
			STATE STREET BANK & TRUST CO.	231,300
			DEUTSCHE BANK AG	995,600
			HSBC BANK PLC	976,200
			MELLON BANK N.A	57,300
			BANK ONE LONDON	109,000
			ROYAL BANK OF SCOTLAND	48,000
			NORTHERN TRUST	1,159,990

5.	Number of shares/amount of stock acquired	6.	Percentage of issued class	7.	Number of shares/amount of stock disposed	8.	Percentage of issued class

	NOT DISCLOSED		NOT DISCLOSED		NOT DISCLOSED		NOT DISCLOSED

9.	Class of security	10.	Date of transaction	11.	Date company informed

	ORDINARY SHARES OF 5P EACH		NOT DISCLOSED		14 DECEMBER 2004

12.	Total holding following this notification	13.	Total percentage holding of issued class following this notification

	16,111,758		4.44%

14.	Any additional information	15.	Name of contact and telephone number for queries

			STEVEN WEBB COMPANY SECRETARY PREMIER FARNELL PLC 150 ARMLEY ROAD LEEDS LS12 2QQ TEL. 0113 387 5277

16.	Name and signature of authorised company official responsible for making this notification

	STEVEN WEBB COMPANY SECRETARY

Date of notification: 15 DECEMBER 2004